UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe

Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F ☐ Form 40-F

Enclosure: A press release dated January 30, 2024, announcing the enterprise value of the registrant’s Ukrainian assets to be taken into account at the closing of the sale thereof, and describing the procedures for the determination of the final sale value.

Istanbul, January 30, 2024

Announcement Regarding the News in the Media – Sale of Ukrainian Assets

In certain media channels, there have been some news regarding the sale process of lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, which are Turkcell's subsidiaries operating in Ukraine. The process is expected to be completed after obtaining the regulatory approvals. The enterprise value to be taken into account at the closing date for the respective sale transaction is USD 525 million, and the final sale value will be determined within the framework of adjustments to be made including cash and debts after the closing.

Due to the uncertainty involved in the sale value as of the decision date, the disclosure of the respective information was postponed by the Board of Directors’ decision dated December 20, 2023, as per the Article-6 of the Capital Markets Board's Communiqué on Material Events Disclosure, as it may impact the investors' investment decision and share value.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 30, 2024	By:	/s/ Özlem Yardım
		Name	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 30, 2024	By:	/s/ Kamil Kalyon
		Name	Kamil Kalyon
		Title:	Chief Financial Officer

2